Exhibit 99.3

Slide 1

[GRAPHIC LOGO OMITTED] ASML

Doug Dunn
President and CEO

Morgan Stanley Global Competitive Edge Conference
June 20, 2003 - London, England

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Slide 2

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995; the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

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Slide 3

Agenda

o        Market Review - Business Update

o        Competitive Positioning - product highlights

o        Future Technologies

o        Summary

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Slide 4

Agenda

o        Market Review - Business Update

o        Competitive Positioning - product highlights

o        Future Technologies

o        Summary

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Slide 5

     Capital spending decreases as a percentage of Semiconductor revenues



                              [BAR GRAPH OMITTED]


Source: Dataquest/IC Insights/WSTS, April 2003

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Slide 6

     Capacity utilization is increasing - highest in ASML's "sweet spot"

 -----------------------------------------------------------------------------
 Node                90nm           130nm         180nm          250nm
  ------------------- -------------- ------------- -------------- ------------
 '03 JAN             87 %           86 %          73 %           61 %
  ------------------- -------------- ------------- -------------- ------------
 '03 FEB             88 %           87 %          73 %           61 %
  ------------------- -------------- ------------- -------------- ------------
 '03 MAR             96 %           95 %          78 %           64 %
 -----------------------------------------------------------------------------
 '03 APR             97 %           97 %          78 %           65 %
 -----------------------------------------------------------------------------
 '03 MAY             98 %           97 %          77 %           64 %

VLSI Research: May 2003

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Slide 7

             And semiconductor unit output is at near peak levels

                                    IC Sales

IC Sales [B USD]                                              IC Sales [B Units]
                              [LINE GRAPH OMITTED]



WSTS - April 2003

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Slide 8

The PMI index finally turned

US Purchase Managers Index vs. YoY growth IC Sales

US Purchase Managers Index                              YoY growth IC Sales

                              [LINE GRAPH OMITTED]

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Slide 9


Progress on Restructuring and Cash Generation

o        Restructuring program underway

         o    Full effect to be seen from Q3 '03 onward


o        Cash generation plan and goals intact

         o    40 M euro generated from litho operations in Q1 '03


o        380 M euro convertible subordinated notes issued May 8th, 2003

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Slide 10

                     Dataquest sees long term Litho growth

                           Dataquest Litho Forecast

                              [LINE GRAPH OMITTED]
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Slide 11

Agenda

o        Market Review - Business Update

o        Competitive Positioning - Product Highlights

o        Future Technologies

o        Summary

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Slide 12

                       ASML winning market share...Why?

                                                      May 1, 2003
ASML Named World Leader in Stepper Market

54 Percent Share of Market Captured by ASML, according to analyst firm.


Dataquest,  May 2003

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Slide 13

Customer's Needs

o        Continue          Shrink

o        Increase          Output

o        Decrease          Cost

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Slide 14

                    ASML's Value of Ownership Proposition
                              ------------------

                                  Productivity

                                     Yield

                    Imaging                           Overlay

             Maximum Good Chips per Day with Greater Extendibility


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Slide 15

ASML's Answer

                             Dual stage technology

                                   enabling

                             Better/Faster/Smaller

                               [GRAPHIC OMITTED]

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Slide 16

                    Why Twinscan?....the Dual Wafer Stage!

                               Improved Metrology

                             Increased Productivity

                           Performance Extendibility

                               [GRAPHIC OMITTED]

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Slide 17

                 The Litho engineering challenge - in layman's terms - paint the white road lines in Holland in 30 sec.


           300 mm wafer                       The Netherlands

                             [GRAPHIC OMITTED]

                                 X1 million

Minimum feature size       50 nm          Corresponds to             5 cm
Positional accuracy        +/- 10 nm      Positional accuracy        +/- 1.0 cm

Note:    1nm = 1/1,000,000 mm

Source: ASML

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Slide 18

                 Wafer selection...300mm. Why?...Productivity

                             [GRAPHIC OMITTED]

                           2.25 x die / wafer
                                 --->
         100 Die / 200mm Wafer            225 Die / 300mm Wafer


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Slide 19


300mm Productivity Challenge for Lithography

                                [CHART OMITTED]


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Slide 20


                         Comparing scanner throughput

Single stage high Throughput Test             ASML Twinscan Throughput Test

ASML Twinscan Condition

                              [GRAPHIC OMITTED]

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Slide 21

           IMAGING - Quality, extendibility - A primary requirement


                             [GRAPHIC OMITTED]


                 ASML is providing CAPABILITY & EXTENDIBILITY

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Slide 22

OVERLAY -  Accurracy, Repeatability - A Primary Requirement

               Improved Overlay with Additional Alignment Marks

                             [GRAPHIC OMITTED]

       Overlay requirement is 25-30% of critical dimension requirement

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Slide 23

                More Alignment Information for Superior Overlay

                             [GRAPHIC OMITTED]

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Slide 24

                                     Agenda

         o    Market Review - Business Update

         o    Competitive Positioning - product highlights

         o    Future Technologies

         o    Summary


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Slide 25

 ASML recent "firsts"

       ASML receives the first order for EUV lithography tool

       ASML ships industry's first full field 157nm exposure tool to IMEC

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Slide 26


Lithography Technology Transitions

                   2 Year Cycle for Advanced IC Manufacturing

                             [GRAPHIC OMITTED]

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Slide 27

         Agenda

         o    Market Review - Business Update

         o    Competitive Positioning - product highlights

         o    Future Technologies

         o    Summary

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Slide 28

ASML has "caught the wave"

            Ratio of 300mm to Total Semiconductor Equipment Cap Ex

                                [CHART OMITTED]

Source: ASML, Dataquest

March 2003

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Slide 29

How ?...Right products, right time


                               [GRAPHIC OMITTED]


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Slide 30

         As indicated by customer's choice of ASML

         Top 20 estimated capex budgets for 2003
                                                    ASML
Rank        Company                Capex ($mil)   Customer
1           Intel                      4600           x
2           Samsung                    2600           x
3           TSMC                       1500           x
4           Micron                     1000           x
5           STMicroelectronics         1000           x
6           Dongbu                     <1000          x
7           Infineon Technologies       900           x
8           UMC Group                   900           x
9           IBM                         900           x
10          Texas Instruments           750           x
11          Elpida                      750
12          Toshiba                     600
13          Matsushita                  600
14          AMD                         600           x
15          NEC                         550
16          Sony                        500
17          Philips                     500           x
18          ProMOS                      400
19          Fujitsu                     400
20          Chartered                   400           x


Source: IC Insights, Nov 2002/ASML

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Slide 31

                 ASML is extending ArF to 80nm and beyond...NOW

                               [GRAPHIC OMITTED]

                    A High NA, High Throughput, Dual Stage,
                           193 nm Step & Scan System

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Slide 32

                  On an industry accepted platform world wide

                               [GRAPHIC OMITTED]

                            12 TWINSCANS in Europe
                             40 TWINSCANS in Asia
                        37 TWINSCANS in North America

                        89 TWINSCANS INSTALLED - Mar-03
                         with well over 100 by end 2003


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Slide 33

                                     ASML
                                  Commitment